EXHIBIT 99.1

Equinox Gold to Announce Fourth Quarter and Fiscal 2021 Financial Results on February 24, 2022

VANCOUVER, BC, Feb. 22, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) will announce its unaudited financial and operating results for the fourth quarter and fiscal year ended December 31, 2021 on Thursday, February 24, 2022, after market close. The Company will host a live conference call and webcast to discuss the results the following morning on Friday, February 25, 2022, commencing at 7:30 am PT (10:30 am ET).

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until August 25, 2022.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-to-announce-fourth-quarter-and-fiscal-2021-financial-results-on-february-24-2022-301487685.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2022/22/c1805.html

%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 12:28e 22-FEB-22